APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Income Statement - unaudited

	Current Period	Prior Period
	1/1/2019 to 12/31/2019	**7/1/2018, to 12/31/2018**
REVENUES		
Sales	244,942	$ 55,393.33
Other Revenue	00	00
TOTAL REVENUES	**244,942.04**	**55,393.33**
COST OF GOODS SOLD		
Cost of Sales	79,840.00	16028.12
Supplies		
Other Direct Costs	00	00
TOTAL COST OF GOODS SOLD	79,840.00	16,028.12
GROSS PROFIT (LOSS)	165,102.04	39,365.21
OPERATING EXPENSES		
Advertising and Promotion		1,300
Bank Service Charges	00	00
Business Licenses and Permits		860.00
Depreciation	5,850.00	1,950.00
Dues and Subscriptions	1,110.00	737.32
Insurance	4680	2,697.15
Meals and Entertainment	00	00
Miscellaneous Expense	00	3,274.74

Office Supplies	500.00		00			
Payroll Processing	1,941.64		894.84			
Professional Services - Legal, Accounting	1100		1,000			
Occupancy	47,580.00		11,990.67			
Rental Payments	480		40			
Salaries	00		00			
Payroll Taxes and Benefits	00		00			
Travel			7,928.19			
Utilities	9,889.19		4,980.26			
Website Development	00		00			
TOTAL OPERATING EXPENSES	73,130.83		37,653.17			
OPERATING PROFIT (LOSS)	91,971.21		1,712.04			
INTEREST (INCOME), EXPENSE & TAXES						
Interest (Income)	00		00			
Interest Expense	7,611.00		2,537.00			
Income Tax Expense	00		00			
TOTAL INTEREST (INCOME), EXPENSE & TAXES	7,611.00		2,537.00			
NET INCOME (LOSS)	**$ 84,360.21**		**$ (824.96)**			

Tempo Nashville
Balance Sheet - unaudited
For the period ended December 31, 2019

		Current Period
		31-Dec-19
ASSETS		
Current Assets:		
Cash	$	8,193.52
Petty Cash		200.00
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		8,393.52
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		66,200.00
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		8,514.29
Total Fixed Assets		74,714.29
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	**$**	**83,107.81**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	2,000.00
Business Credit Cards		12,000.00
Sales Tax Payable		22,000.00
Payroll Liabilities		5,000.00
Other Liabilities		-
Current Portion of Long-Term Debt		-
Total Current Liabilities		41,000.00
Long-Term Liabilities:		
Notes Payable		-

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		42,107.81
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		42,107.81
TOTAL LIABILITIES & EQUITY	**$**	**83,107.81**
Balance Sheet Check		-

Tempo Nashville
Balance Sheet - unaudited
For the period ended December 31, 2018

		Current Period
		31-Dec-18
ASSETS		
Current Assets:		
Cash	$	9,380.57
Petty Cash		200.00
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		9,580.57
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		65,000.00
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		8,357.14
Total Fixed Assets		73,357.14
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	**$**	**82,937.71**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	10,000.00
Business Credit Cards		15,000.00
Sales Tax Payable		6,000.00
Payroll Liabilities		4,000.00
Other Liabilities		-
Current Portion of Long-Term Debt		-
Total Current Liabilities		35,000.00
Long-Term Liabilities:		
Notes Payable		-

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		47,937.71
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		47,937.71
TOTAL LIABILITIES & EQUITY	**$**	**82,937.71**
Balance Sheet Check		-

Statement of Cash Flow - unaudited

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	244,942	55,699
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation		
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	- 0	- 0
Inventory	- 0	- 0
Prepaid Income Taxes	- 0	- 0
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	- 0	- 0
Credit Cards Payable	12,000	15,000
Total Adjustments	12,000	15,000
Net Cash Flows From Operating Activities	256,942	70,699
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	- 0	36,754
Net Cash Flows From Investing Activities	- 0	36,754
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	- 0	- 0
Member's Withdrawals	- 0	- 0
Net Cash Flows From Financing Activities	- 0	- 0
NET INCREASE (DECREASE) IN CASH	256,942	107,453
CASH - BEGINNING	- 0	- 0

Javier Solis
I, __, certify that:

1. The financial statements of included in this Form are true and complete in all material respects; and
2. The tax return information of included in this Form reflects accurately the information reported on the tax return for for the fiscal years ended and 2018 (most recently available as of the Date of this Form C).

Signature DocuSigned by: 3FC07E47C48F4F1...

Name: Javier Solis

Title: Owner